UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
         SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                        Commission File Number: 333-60164


                    Residential Asset Mortgage Products, Inc.
             (Exact name of registrant as specified in its charter)


             8400 Normandale Lake Boulevard, Suite 250, Minneapolis,
  Minnesota 55437 (Address, including zip code, and telephone number, including area code, of registrant's principal
                               executive offices)


                   GMACM Home Loan Trust 2001-HLTV2 (Title of
                 each class of securities covered by this Form)


                                      None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

   Rule 12g-4(a)(1)(i)     |_|               Rule 12h-3(b)(1)(i)      |_|
   Rule 12g-4(a)(1)(ii)    |_|               Rule 12h-3(b)(1)(ii)     |_|
   Rule 12g-4(a)(2)(i)     |_|               Rule 12h-3(b)(2)(i)      |_|
   Rule 12g-4(a)(2)(ii)    |_|               Rule 12h-3(b)(2)(ii)     |_|
                                             Rule 15d-6-----------    |X|

Approximate number of holders of record as of the certification or notice date: less than 300

Pursuant to the requirements of the Securities Exchange Act of 1934, Residential Asset Mortgage Products, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Dated:  January 1, 2002              By:  /s/ Patricia C. Taylor
                                          Patricia C. Taylor, Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.




                  POTENTIAL PERSONS WHO RESPOND TO THE COLLECTIONS OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.